

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 20, 2008

<u>**Via U.S. Mail and Fax (604) 687-4026**</u>
Mr. Earl W. Price
Chief Financial Officer
Eldorado Gold Corporation
550 Burrard Street, Suite 1188
Vancouver, British Columbia
Canada V6C 2B5

> **Re: Eldorado Gold Corporation
> Form 40-F for the Fiscal Year Ended December 31, 2007
> Filed March 31, 2008**

Dear Mr. Price:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief